FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 7, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant's name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO September 2004 Consolidated Revenues Totaled NT$12.9 Billion”, dated October 7, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 7, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO September 2004 Consolidated Revenues Totaled NT$12.9 Billion

Issued by: AU Optronics Corp.
Issued on: October 7, 2004

Hsinchu, Taiwan, October 7, 2004 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated net sales of NT$12,925 million and unconsolidated net sales of NT$12,909 million for the month of September 2004.

Unit shipments of large-sized panels for applications such as desktop monitor, notebook, and LCD TV, rose24.5% sequentially to 1.59 million in September. Shipments of small- and medium-sized panels set another record month, supported by peak season strength, to reach 4.44million in September, a 25.7% growth over August.

Unaudited consolidated revenues for the month of September increased 15.2% M-o-M and 23.2% Y-o-Y, while unconsolidated net sales increased 15.4% M-o-M and 32.2% Y-o-Y, respectively. Year-to-date consolidated revenues reached NT$128.6 billion, representing an increase of 82.5% from the previous year.

Due to the weaker-than-expected market environment and substantial panel price correction during third quarter 2004, consolidated revenues for this period declined 20.2% Q-o-Q to NT$38,749 million, but increased 36.6% Y-o-Y, while unit shipment of large-sized panels totaled 4.45 million, down 5.9% from second quarter 2004. On the other hand, shipments of small- and medium-sized panels broke the 10 million mark in the third quarter 2004 to reach 11.03 million, increased 50.3% Q-o-Q and 44.3% Y-o-Y.

Sales Report: (Unit: NT$ million)
Net Sales (1) (2) (4)	Consolidated (3)	Unconsolidated
September 2004	12,925	12,909
August 2004	11,223	11,185
M-o-M Growth	15.2%	15.4%
September 2003	10,494	9,761
Y-o-Y Growth	23.2%	32.2%
Year-to-Date 2004	128,610	125,538
Y-o-Y Growth	82.5%	91.6%

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Year 2004 figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corporation, AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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FOR MORE INFORMATION
Yawen Hsiao Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com